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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF NON-EXECUTIVE DIRECTOR AND
MEMBERS OF NOMINATION COMMITTEE

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 18 February 2016:

1.	Mr. Lu Jun (“Mr. Lu”) has been appointed as a Class II non-executive director and a member of the Nomination Committee of the Company (the “Nomination Committee”); and

2.	Mr. William Tudor Brown, an independent non-executive director of the Company, has been appointed as a member of the Nomination Committee.

.
Mr. Lu’s brief biography is as follows:

Mr. Lu Jun, age 47, received the Master of Business Administration from Nanjing University and holding a bachelor degree in Shipping and Marine engineering from Hohai University. Since August 2014, in addition to serve as President of Sino IC-Capital Co., Ltd, he is also the Chairman of Sino IC-Leasing Co., Ltd And since May 2010, Mr. Lu has been serving as Executive Vice President of China Development Bank Capital Co., Ltd. (China Development Bank Capital Co., Ltd., a wholly-owned subsidiary of China Development Bank Corporation, has been so far the only large-scale agency in China’s banking industry for RMB equity investment, and has formed an integrated platform for strategic investments domestically and internationally). Previously, Mr. Lu has been worked for China Development Bank for more than 20 years and accumulated wealth of experience in credit, industry investment and fund investment. As Mr. Lu has been engaged in loan review programs and investment operations in the fields of equipment and electronics, he is familiar with industrial policies and has in-depth understanding in integrated circuit and related industries.

From July 2007 to May 2010, Mr. Lu had served as the Deputy Director of China Development Bank Shanghai Branch. From April 2006 to July 2007, Mr. Lu served as the Director of industrial integration innovation of Investment business bureau of China Development Bank. From April 2003 to April 2006, Mr. Lu served as the Director of the Review Board of China Development Bank Jiangsu Branch. From September 2002 to April 2003, Mr. Lu served as the Director of the Review Board of China Development Bank Nanjing Branch. From March 1994 to September 2002, Mr. Lu had worked in Traffic credit bureauEast China credit bureaufinance department of Nanjing Branch, and the Review Bureau 2 of Nanjing Branch of China Development Bank.

Mr. Lu will enter into a service contract (the “Proposed Service Contract”) with the Company for a term commencing on 18 February 2016 and ending on the next following annual general meeting of the Company (the “2016 AGM”) after his appointment. Mr. Lu will be subject to re-election by the shareholders of the Company at the 2016 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company.

Mr. Lu is entitled to an annual cash compensation of US$45,000 comprising US$40,000 for serving as a non-executive director and US$5,000 for serving as a member of the Nomination Committee in accordance with the Proposed Service Contract. Mr. Lu’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Mr. Lu is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

As at the date of this announcement, save for the fact that Mr. Lu is the President of Sino IC Capital Co., Ltd and the Chairman of Sino IC-Leasing Co., Ltd., Mr. Lu did not have any relationships with any directors, senior management, other substantial or controlling shareholders of the Company. Save as disclosed above, Mr. Lu does not hold any other positions with the Company and other members of the Company as at the date of this announcement.

Save for the information disclosed above, there is no other information relating to Mr. Lu’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 18 February 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang